

January 12, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Elevation Series Trust
       Issuer CIK: 0001936157
       Issuer File Number: 811-23812/333-265972
       Form Type: 8-A12B
       Filing Date: January 12, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the TrueShares Equity Hedge ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications